Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Managers
U.S. Well Services, LLC:
We consent to the use of our report dated March 19, 2013, with respect to the consolidated balance sheet of U.S. Well Services, LLC (Successor) as of December 31, 2012 and the related consolidated statements of operations, members' equity, and cash flows for the period from February 21, 2012 (inception) to December 31, 2012, and balance sheet of U.S. Well Services, Inc. (Predecessor) as of December 31, 2011 and the related statements of operations, stockholders' deficit, and cash flows for the periods from August 18, 2011 (inception) to December 31, 2011 and January 1, 2012 to February 20, 2012, included herein and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Houston, Texas
July 12, 2013